Santiago, December 17, 2024
Solange Berstein Jáuregui
President
Financial Markets Commission
Present

Ref. Policy.Information on the sale of the total stake in the subsidiary KLARE CORREDORA DE SEGUROS S.A.

Mrs. President

Pursuant to the provisions of articles 9 and 10 of Law No. 18,045, and the provisions of chapter 18-10 of the Updated Compilation of Standards of the Commission for the Financial Market, Banco Santander-Chile hereby informs that with respect to the subsidiary company Klare Corredora de Seguros S.A. (hereinafter the “Company”), as of today, the sale of the total stake that the Bank held in the Company, amounting to 501 shares, representing 50.1%, has materialized, prior authorization from this Commission through exempt resolution number 10,794, dated November 21, 2024.
Banco Santander-Chile complies with informing the market of this situation, in compliance with the duty of communicating the information.

Sincerely,

    Roman Blanco Reinosa
    Chief Executive Officer

c.c. Stock exchange